August 17, 2021TSX: SAM

Starcore Announces the Acquisition of the Teocuitla Claims
next to the El Creston Project in Opodepe, Sonora State, Mexico.

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) is pleased to announce the acquisition of 3087.7691 hectares of the Teocuitla claims from Minera Teocuitla SA de CV of Hermosillo, Sonora, Mexico.

The Teocuitla claims are located in Opodepe, Sonora, Mexico beside the El Creston Meztli 4 claim in the northwest part of Starcore’s 11,000 Ha property. The El Creston deposit is a well-known and defined Molybdenum deposit, but the property has never been explored for precious metals.   The Company refers its readers to the “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico” dated December 16, 2010 (“PEA”) prepared for Creston  Moly Corp. and filed on SEDAR on December 20, 2010.   The PEA provides information on El Creston that is historical and the Company cannot guarantee the accuracy of the data presented therein.  The reader is cautioned not to place undue reliance on the historical data or its implications that have been derived from third-party sources.  The PEA is referenced herein solely for historic context and background.

“We are extremely pleased to have made this acquisition and to be able to look at the El Creston Project in three different ways – one as a moly deposit; another as a property with gold showings; and thirdly, as a project with the potential for copper porphyry at depth,” commented Robert Eadie, CEO and a director of the Company. “The property offers exciting exploration potential in the friendly mining state of Sonora, Mexico”.

The Company conducted a six-month exploration plan which included more than 1600 samples taken in the outcrops of nine new discovered veins in the Teocuitla claims, with a focus on gold and silver orebodies. The initial results of the exploration program are outlined below:

Table 1:  Assay Results of the samples taken
from MEZTLI4 and TEOCUITLA Claims

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Karla System SW		480	190	0.61	1.53	64
4	El Guerigo Breccia		1800	110	0.98	0.11	162
5	San Gerónimo		Stockpile Samples			0.40	214
6	Midas Vein	New claims acquired	580	190	0.73	0.09	147
7	La Aurora - La Espinada Vein		Stockpile Samples			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

Table 2:   New claims acquired

In addition to the new claims staked, the Company is working on a new geological model of the El Creston deposit, with the primary purpose of assessing the potential for a copper porphyry orebody at depth.

Readers are encouraged to visit our website at  www.starcore.com for location photos, diagrams and plans of the geologic models and targets.

Starcore plans to continue exploration work on the newly acquired precious metals claims in addition to further defining the potential of the El Creston deposit. For future clarifications, the Company will define both claims as the Opodepe Project.

Qualified Person

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.